Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2006

Mr. James W. Noyce
Chief Financial Officer
FBL Financial Group, Inc.
5400 University Ave.
West Des Moines, IA 50266

Re: FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 02, 2005
File No. 001-11917

Dear Mr. Noyce,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant